UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SEC FILE NUMBER
FORM 12b-25	333-252505
CUSIP NUMBER
NOTIFICATION OF LATE FILING	934643107

(Check One):☐ Form 10-K ☐ Form 20-F ☐ Form 11-K

☒ Form 10-Q  ☐ Form 10-D ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended:  April 30, 2025

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:  ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

WARPSPEED TAXI INC.
Full Name of Registrant

Former Name, If Applicable

199 East Pearl Avenue, Suite 103, P.O. Box 4430
Address of Principal Executive Office (Street and Number)

Jackson, Wyoming 83001
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

☒

(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)The subject annual report, semi-annual report, transition report on Form 10-K,  Form 20-F,  Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be file within the prescribed time period.

Warpspeed Taxi Inc. (the “Registrant”) is unable to file its Quarterly Report on Form 10-Q for the period ended April 30, 2025, within the prescribed time period without unreasonable effort or expense. The delay is primarily due to additional time required by the Registrant to finalize certain financial disclosures and complete the review of the company’s interim financial statements resulting from a change in the Registrant’s management team, which occurred on June 13, 2025. As of the date hereof, the Registrant anticipates filing such Form 10-Q on or before the fifth calendar day following the prescribed due date for the Form 10-Q.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contract in regard to this notification.

Vito Di Somma	(307)	316-8780
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes  ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Warpspeed Taxi Inc.

(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	June 17, 2025	By:	/s/ Vito Di Somma
		Name:	Vito Di Somma
		Title:	President

INSTRUCTION: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).